CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES INCREASED CASH DISTRIBUTION

ATHENS, GREECE – 4/23/15 -- Capital Product Partners L.P. (NASDAQ: CPLP) today announced that its board of directors has declared a cash distribution of $0.2345 per common unit for the first quarter of 2015 ended March 31, 2015, which represents an increase of $0.002 from $0.2325 per unit for the fourth quarter of 2014.

The first quarter common unit cash distribution will be paid on May 13, 2015, to unit holders of record on May 7, 2015.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Cosco Bulk Carrier Co. Ltd., Engen Petroleum, Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
Tel. +30 (210) 4584950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com